SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For May, 2017
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SABESP announces 1Q17 results

São Paulo, May 12, 2017 - Companhia de Saneamento Básico do Estado de São Paulo - SABESP (BM&FBovespa: SBSP3; NYSE: SBS), one of the largest water and sewage services providers in the world based on the number of costumers, announces today its 1Q17 results. The Company’s operating and financial information, except when indicated otherwise is presented in Brazilian Reais, in accordance with the Brazilian Corporate Law. All comparisons in this release, unless otherwise stated, refer to the same period of 2016.

SBSP3: R$ 30.98/share SBS: US$ 9.92 (ADR=1 share) Total shares: 683,509,869 Market value: R$ 21.2 billion Closing quote: 05/12/2017

R$ million
Net operating revenue
3,558.8
3,027.8
17.5%
Costs, adm., selling and construction expenses
2,539.2
2,406.8
5.5%
Adjusted EBITDA
1,353.4
907.8
49.1%
Adjusted EBIT
1,021.4
623.1
63.9%
Net income
674.4
628.8
7.3%
1Q17
1Q16

1.    Financial highlights

					R$ million
		1Q17	1Q16	Chg. (R$)%
	Gross operating revenue	3,029.3	2,570.6	458.7	17.8
	Construction revenue	722.9	625.3	97.6	15.6
	COFINS and PASEP taxes	(193.4)	(168.1)	(25.3)	15.1
(=)	Net operating revenue	3,558.8	3,027.8	531.0	17.5
	Costs and expenses	(1,832.0)	(1,794.4)	(37.6)	2.1
	Construction costs	(707.2)	(612.4)	(94.8)	15.5
	Equity result	1.8	2.1	(0.3)	(14.3)
	Other operating revenue (expenses), net	10.6	5.5	5.1	92.7
(=)	Earnings before financial result, income tax and social contribution	1,032.0	628.6	403.4	64.2
	Financial result	3.8	340.2	(336.4)	(98.9)
(=)	Earnings before income tax and social contribution	1,035.8	968.8	67.0	6.9
	Income tax and social contribution	(361.4)	(340.0)	(21.4)	6.3
(=)	Net income	674.4	628.8	45.6	7.3
	Earnings per share* (R$)	0.99	0.92
* Total shares = 683,509,869

Adjusted EBITDA Reconciliation (Non-accounting measures)

					R$ million
		1Q17	1Q16	Chg. (R$)%
	Net income	674.4	628.8	45.6	7.3
	Income tax and social contribution	361.4	340.0	21.4	6.3
	Financial result	(3.8)	(340.2)	336.4	(98.9)
	Other operating revenues (expenses), net	(10.6)	(5.5)	(5.1)	92.7
(=)	Adjusted EBIT*	1,021.4	623.1	398.3	63.9
	Depreciation and amortization	332.0	284.7	47.3	16.6
(=)	Adjusted EBITDA **	1,353.4	907.8	445.6	49.1
	(%) Adjusted EBITDA margin	38.0	30.0

(*) Adjusted EBIT is net income before: (i) other operating revenues/expenses, net; (ii) financial result; and (iii) income tax and social contribution.

(**) Adjusted EBITDA is net income before: (i) depreciation and amortization expenses; (ii) income tax and social contribution; (iii) financial result; and (iv) other operating revenues/expenses, net.

In 1Q17, net operating revenue, including construction revenue, reached R$ 3,558.8 million; a 17.5% increase compared to the same period in 2016.

Costs and expenses, including construction costs, totaled R$ 2,539.2 million, 5.5% higher than in 1Q16.

Adjusted EBIT, in the amount of R$ 1,021.4 million, grew 63.9% from R$ 623.1 million recorded in 1Q16.

Adjusted EBITDA, in the amount of R$ 1,353.4 million, increased 49.1% from R$ 907.8 million recorded in 1Q16.

The adjusted EBITDA margin was 38.0% in 1Q17 against 30.0% in 1Q16. Excluding construction revenues and construction costs, the adjusted EBITDA margin was 47.2% in 1Q17 (37.2% in 1Q16).

In 1Q17 the Company recorded a net income of R$ 674.4 million, in comparison to a net income of R$ 628.8 million in 1T16.

2. Gross operating revenue

Gross operating revenue from sanitation services, not including construction revenue, totaled R$ 3,029.3 million, an increase of R$ 458.7 million or 17.8%, when compared to the R$ 2,570.6 million recorded in 1Q16.

The main factors that led to this variation were:

•         Tariff increase of 8.4% since May 2016;

•         Increase of 6.0% in the Company’s total billed volume (6.1% in water and 5.9% in sewage); and

•         Bonus granted in 1Q16 amounting to R$ 153.8 million, within the Water Consumption Reduction Incentive Program ended in April 2016.

The increase resulting from the above mentioned factors was partially offset by the suspension of the Contingency Tariff in April 2016, in the amount of R$ 160.6 million in 1Q16.

3. Construction revenue

Construction revenue increased R$ 97.6 million or 15.6%, when compared to 1Q16. The variation was mainly due to higher investments in the municipalities served by the Company.

4. Billed volume

The following tables show the water and sewage billed volume, on quarter-on-quarter basis, per customer category and region.

WATER AND SEWAGE BILLED VOLUME (1) PER CUSTOMER CATEGORY - million m3
		Water			Sewage		Water + Sewage
Category	1Q17	1Q16%		1Q17	1Q16%		1Q17	1Q16%
Residential	398.9	380.4	4.9	338.1	320.3	5.6	737.0	700.7	5.2
Commercial	41.5	40.4	2.7	39.5	38.2	3.4	81.0	78.6	3.1
Industrial	7.8	7.7	1.3	9.3	9.5	(2.1)	17.1	17.2	(0.6)
Public	9.9	9.5	4.2	8.7	8.4	3.6	18.6	17.9	3.9
Total retail	458.1	438.0	4.6	395.6	376.4	5.1	853.7	814.4	4.8
Wholesale (3)	61.9	52.0	19.0	9.0	5.7	57.9	70.9	57.7	22.9
Total	520.0	490.0	6.1	404.6	382.1	5.9	924.6	872.1	6.0

WATER AND SEWAGE BILLED VOLUME (1) PER REGION - million m3
	Water			Sewage			Water + Sewage
Region	1Q17	1Q16%		1Q17	1Q16%		1Q17	1Q16%
Metropolitan	292.9	279.0	5.0	254.0	241.5	5.2	546.9	520.5	5.1
Regional (2)	165.2	159.0	3.9	141.6	134.9	5.0	306.8	293.9	4.4
Total retail	458.1	438.0	4.6	395.6	376.4	5.1	853.7	814.4	4.8
Wholesale (3)	61.9	52.0	19.0	9.0	5.7	57.9	70.9	57.7	22.9
Total	520.0	490.0	6.1	404.6	382.1	5.9	924.6	872.1	6.0

  (1) Unaudited

  (2) Including coastal and interior region

  (3) Reused water volume and non-domestic sewage are included in

5. Costs, administrative, selling and construction expenses

In 1Q17, costs, administrative, selling and construction expenses, grew 5.5% (R$ 132.4 million). Excluding construction costs, total costs and expenses increased by 2.1% (R$ 37.6 million).

As a percentage of net revenue, costs and expenses were 71.3% in 1Q17 compared to 79.5% in 1Q16.

				R$ million
	1Q17	1Q16	Chg. (R$)%
Salaries and payroll charges and Pension plan obligations	588.4	574.3	14.1	2.5
General supplies	36.0	36.2	(0.2)	(0.6)
Treatment supplies	71.3	75.1	(3.8)	(5.1)
Services	282.8	282.4	0.4	0.1
Electricity	199.7	240.4	(40.7)	(16.9)
General expenses	209.9	224.6	(14.7)	(6.5)
Tax expenses	25.8	20.6	5.2	25.2
Sub-total	1,413.9	1,453.6	(39.7)	(2.7)
Depreciation and amortization	332.0	284.7	47.3	16.6
Allowance for doubtful accounts	86.1	56.1	30.0	53.5
Sub-total	418.1	340.8	77.3	22.7
Costs, administrative and selling expenses	1,832.0	1,794.4	37.6	2.1
Construction costs	707.2	612.4	94.8	15.5
Costs, adm., selling and construction expenses	2,539.2	2,406.8	132.4	5.5
% of net revenue	71.3	79.5

5.1. Salaries and payroll charges and Pension plan obligations

There was an increase of R$ 14.1 million in 1Q17, mainly due to:

•         Increase of R$ 36.1 million, mostly due to the 10.3% pay rise in May 2016 and the 1% impact related to the Career and Salary Plan since December 2016; and

•         Increase of R$ 2.2 million in expenses related to the Defined Contribution Plan (Sabesprev Mais), as a result of the migration of 3,572 participants of the Defined Benefit Plan (G1) in August 2016.

The above-mentioned increases were partially offset by the R$ 27.2 million decline in G0 Pension Plan and Defined Benefit Plan (G1) expenses, due to: (i) changes in the actuarial assumptions (interest rate); (ii) the migration of employees from the Defined Benefit Plan to the Defined Contribution Plan (in August 2016); and (iii) the beginning of payment of the actuarial deficit by employees as of December 2016, reducing the Company’s expenses.

5.2. Electricity

Electricity expenses totaled R$ 199.7 million in 1Q17, a decrease of R$ 40.7 million or 16.9% in comparison to the R$ 240.4 million in 1Q16. The main factors that contributed to this increase were:

•         Average reduction of 17.4% in the free market tariffs, with an 21.2% increase in consumption;

•         Average reduction of 27.3% in the grid market tariff (TUSD), with a 21.7% rise in consumption; and

•         Average reduction of 14.0% in the regulated market tariffs, with a 10.2%.decrease in consumption.

In 1Q17, the regulated market accounted for 32.3% of the total electricity consumed by the Company, the free market accounted for 34.4% and the grid market accounted for 33.3% of total consumption.

5.3. General expenses

General expenses decreased R$ 14.7 million, or 6.5%, totaling R$ 209.9 million in 1Q17, versus the R$ 224.6 million recorded in 1Q16, mainly due to the reduction of R$ 23.4 million in provisions for court proceedings in 1Q17, partially offset by a higher provision for the Municipal Fund for Environmental Sanitation and Infrastructure, in the amount of R$ 10.9 million, as a result of the increase in revenues with the municipality of São Paulo.

5.4. Depreciation and amortization

Depreciation and amortization increased R$ 47.3 million or 16.6%, reaching R$ 332.0 million in 1Q17 in comparison to the R$ 284.7 million recorded in 1Q16, largely due to the beginning of operations of intangible assets, in the amount of R$ 2.1 billion.

5.5. Allowance for doubtful accounts

Increase of R$ 30.0 million, mainly resulting from:

•         Increase in default, causing a R$ 26.5 million impact; and

•         Receipt of non-recurring court-ordered debt payments amounting to R$ 14.4 million in 1Q16, especially from the city of Guarulhos.

This increase was partially offset by an upturn of R$ 10.8 million in the recovery of funds through agreements in 1Q17.

6. Financial result

				R$ million
	1Q17	1Q16	Chg.	%
Financial expenses, net of income	(68.9)	(99.8)	30.9	(31.0)
Net monetary and exchange variation	72.7	440.0	(367.3)	(83.5)
Financial result	3.8	340.2	(336.4)	(98.9)

6.1. Financial income and expenses

				R$ million
	1Q17	1Q16	Chg.	%
Financial expenses
Interest and charges on domestic loans and financing	(64.8)	(95.2)	30.4	(31.9)
Interest and charges on international loans and financing	(22.2)	(37.6)	15.4	(41.0)
Other financial expenses	(42.1)	(52.5)	10.4	(19.8)
Total financial expenses	(129.1)	(185.3)	56.2	(30.3)
Financial income	60.2	85.5	(25.3)	(29.6)
Financial expenses net of income	(68.9)	(99.8)	30.9	(31.0)

6.1.1. Financial expenses

Decrease of R$ 56.2 million, mainly due to the following events:

•         Interest and charges on domestic loans and financing: reduction of R$ 30.4 million, mainly due to a decline in the debt balance following the early amortization of the 19th debenture issue in March 2016, the 10th issue in January  2017 and the 15th issue in February 2017;

•         Interest and charges on international loans and financing: decrease of R$ 15.4 million, mainly due to the 11% depreciation of the dollar against the real at the close of 1Q17 compared with the close of 1Q16; and

•         Other financial expenses: reduction of R$ 10.4 million, due to lower provisioning for interest on court proceedings in 1Q17.

6.1.2. Financial income

Decrease of R$ 25.3 million, mainly due to the lower recognition of interest on installment agreements in 1Q17 compared with 1Q16.

6.2. Monetary and exchange rate variation on assets and liabilities

				R$ million
	1Q17	1Q16	Chg.	%
Monetary variation on loans and financing	(21.8)	(52.9)	31.1	(58.8)
Currency exchange variation on loans and financing	89.3	483.3	(394.0)	(81.5)
Other monetary variations	(15.5)	(45.1)	29.6	(65.6)
Monetary/exchange rate variation on liabilities	52.0	385.3	(333.3)	(86.5)
Monetary/exchange rate variation on assets	20.7	54.7	(34.0)	(62.2)
Monetary/exchange rate variation, net	72.7	440.0	(367.3)	(83.5)

6.2.1 Monetary and exchange rate variation on liabilities

The effect of monetary and currency variations in 1Q17 was R$ 333.3 million less than in 1Q16, mainly due to:

•         Reduction of R$ 31.1 million in expenses with monetary variation on loans and financing, due to the lower variation in the IPCA in 1Q17 compared with 1Q16 (0.96% and 7.62%, respectively).

•         Decrease of R$ 394.0 million in exchange variation on loans and financing, as a result of the lower depreciation of the dollar and the appreciation of the yen against the real in  1Q17 (-2.8% and +1.9%, respectively), versus devaluation of both currencies in 1Q16 (-8.9% and -2.4%, respectively); and

•         Decline of R$ 29.6 million in other monetary variation expenses, chiefly due to the reduction in the provision for court proceedings in 1Q17.

6.2.2 Monetary and exchange rate variation on assets

Decrease of R$ 34.0 million, mainly due to the lower monetary restatement of judicial deposits in 1Q17.

7. Income tax and social contribution

Increase of R$ 21.4 million, mainly due to the upturn in operating revenue. This increase was partially offset by the worse financial result reported in the period, which was impacted by exchange rate oscillations.

8. Indicators

8.1. Operating

Operating indicators *	1Q17	1Q16%
Water connections (1)	8,703	8,477	2.7
Sewage connections (1)	7,140	6,917	3.2
Population directly served - water (2)	24.8	24.5	1.2
Population directly served - sewage (2)	21.3	21.0	1.4
Number of Employees	14,086	13,816	2.0
Water volume produced(3)	700	667	4.9
IPM - Measured water loss (%)	31.5	29.9	5.4
IPDt (liters/connection x day)	308	275	12.0

(1)  Total connections, active and inactive, in thousand units at the end of the period

(2)  In million inhabitants, at the end of the period. Not including wholesale

(3)  In millions of cubic meters

(*)  Unaudited

8.2. Financial

Economic Variables at the close of the quarter*	1Q17	1Q16
Amplified Consumer Price Index Variation (%)	0.96	2.62
Referential Rate Variation (%)	0.35	0.45
Interbank Deposit Certificate (%)	12.13	14.13
US DOLAR (R$)	3.1684	3.5589
YEN (R$)	0.02844	0.03166

                            (*) Unaudited

9. Loans and financing

								R$ million
INSTITUTION	2017	2018	2019	2020	2021	2022	2023 Onwards	Total
Local currency
Caixa Econômica Federal	45.4	64.6	66.6	68.9	72.4	76.2	773.3	1,167.4
Debentures	315.2	894.3	1,009.3	420.2	198.4	177.9	254.9	3,270.2
BNDES	66.0	98.0	111.9	93.9	93.5	93.5	535.5	1,092.3
Leasing	11.2	28.2	29.7	31.3	33.1	35.0	385.7	554.2
Others	0.6	1.4	1.3	1.4	1.4	1.4	3.9	11.4
Interest and other charges	57.3	12.4	-	-	-	-	-	69.7
Total in local currency	495.7	1,098.9	1,218.8	615.7	398.8	384.0	1,953.3	6,165.2
Foreign currency
IADB	132.9	106.9	106.9	106.8	106.8	106.9	1,049.5	1,716.7
IBRD	-	-	8.6	17.2	17.2	17.2	197.8	258.0
Deutsche Bank 350	-	237.6	229.4	-	-	-	-	467.0
Eurobond	-	-	-	1,105.9	-	-	-	1,105.9
JICA	32.4	64.7	109.8	109.8	109.8	109.8	1,118.6	1,654.9
IDB 1983AB	75.9	75.4	56.1	54.4	24.4	24.3	22.2	332.7
Interest and other charges	41.1	-	-	-	-	-	-	41.1
Total in foreign currency	282.3	484.6	510.8	1,394.1	258.2	258.2	2,388.1	5,576.3
Total	778.0	1,583.5	1,729.6	2,009.8	657.0	642.2	4,341.4	11,741.5

10. Capex

In 2017, investments are expected to reach R$ 2.3 billion, R$ 745.4 million of which were invested in the first quarter of the year, including R$ 189.8 million related to the São Lourenço PPP.

11. Conference calls

In English

May 15, 2017 - Monday

8:30 am (US EST) / 9:30 am (Brasília)

Dial in: 1 (412) 317-5486

Conference ID: Sabesp

Replay available for 7 days

Dial in: +1 (412) 317-0088

Replay ID: 10104335

Click here for the webcast

In Portuguese

May 15, 2017 - Monday

10:00 am (US EST) / 11:00 am (Brasília)

Dial in: 55 (11) 3127-4971 or

55 (11) 3728-5971

Conference ID: Sabesp

Replay available for 7 days

Dial in: +55 (11) 3127-4999

Replay ID: 29788047

Click here for the webcast

For more information, please contact:

Mario Arruda Sampaio

Head of Capital Markets and Investor Relations

Phone.(55 11) 3388-8664

E-mail: maasampaio@sabesp.com.br

Angela Beatriz Airoldi

Investor Relations Manager

Phone.(55 11) 3388-8793

E-mail: abairoldi@sabesp.com.br

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, SABESP performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Income Statement

Brazilian Corporate Law		R$ '000
	1Q17	1Q16
Net Operating Income	**3,558,825**	**3,027,842**
Operating Costs	(2,061,416)	(1,941,276)
Gross Profit	**1,497,409**	**1,086,566**
Operating Expenses		
Selling	(238,680)	(205,278)
Administrative revenue (expenses)	(239,134)	(260,194)
Other operating revenue (expenses), net	10,564	5,482
Operating Income Before Shareholdings	**1,030,159**	**626,576**
Equity Result	1,870	2,087
Earnings Before Financial Results, net	**1,032,029**	**628,663**
Financial, net	(85,869)	(143,159)
Exchange gain (loss), net	89,667	483,319
Earnings before Income Tax and Social Contribution	**1,035,827**	**968,823**
Income Tax and Social Contribution		
Current	(350,440)	(338,989)
Deferred	(11,025)	(1,045)
Net Income for the period	**674,362**	**628,789**
Registered common shares ('000)	**683,509**	**683,509**
Earnings per shares - R$ (per share)	**0.99**	**0.92**
Depreciation and Amortization	**(331,948)**	**(284,656)**
Adjusted EBITDA	**1,353,413**	**907,837**
% over net revenue	38.0%	30.0%

Brazilian Corporate Law

Cash Flow

	1Q17	1Q16
		R$ '000
Cash flow from operating activities		
Profit before income tax and social contribution	**1,035,827**	**968,823**
Adjustment for:		
Depreciation and amortization	331,948	284,656
Residual value of property, plant and equipment and intangible assets written-off	11,314	339
Allowance for doubtful accounts	86,136	56,078
Provision and inflation adjustment	62,657	122,301
Interest calculated on loans and financing payable	90,640	136,821
Inflation adjustment and foreign exchange gains (losses) on loans and financing	(67,648)	(430,351)
Interest and inflation adjustment losses	2,950	9,967
Interest and inflation adjustment gains	(10,569)	(50,977)
Financial charges from customers	(60,716)	(67,055)
Fair value margin on intangible assets arising from concession	(15,699)	(12,894)
Provision for Consent Decree (TAC)	2,314	1,073
Equity result	(1,870)	(2,087)
Provision from São Paulo agreement	104,360	97,402
Provision for defined contribution plan	-	2,277
Pension obligations	77,268	102,972
Other adjustments	(12,295)	(6,900)
	1,636,617	**1,212,445**
Changes in assets		
Trade accounts receivable	(49,660)	(90,341)
Accounts receivable from related parties	16,050	17,534
Inventories	(6,047)	7,242
Recoverable taxes	28,438	61,897
Escrow deposits	16,047	9,422
Other accounts receivable	(71,154)	(32,345)
Changes in liabilities		
Trade payables and contractors	(29,084)	(5,380)
Services received	(127,199)	(1,705)
Accrued payroll and related charges	(5,959)	19,538
Taxes and contributions payable	(78,771)	(85,300)
Deferred Cofins/Pasep	(300)	1,356
Provisions	(49,923)	(52,287)
Pension obligations	(54,489)	(42,827)
Other liabilities	24,542	(12,079)
Cash generated from operations	**1,249,108**	**1,007,170**
Interest paid	(213,824)	(228,369)
Income tax and contribution paid	(271,672)	(46,154)
Net cash generated from operating activities	**763,612**	**732,647**
Cash flows from investing activities		
Acquisition of intangibles	(520,886)	(400,978)
Restricted cash	2,079	2,597
Purchases of tangible assets	(10,601)	(12,906)
Net cash used in investing activities	**(529,408)**	**(411,287)**
Cash flow from financing activities		
Loans and financing		
Proceeds from loans	275,208	174,708
Repayments of loans	(403,698)	(662,193)
Public-Private Partnership – PPP	(7,741)	(8,111)
Program Contract Commitments	(372)	(33,102)
Net cash generated by (used in) financing activities	**(136,603)**	**(528,698)**
Increase/(reduction) of cash and cash equivalents	**97,601**	**(207,338)**
Represented by:		
Cash and cash equivalents at beginning of the period	1,886,221	1,639,214
Cash and cash equivalents at end of the period	1,983,822	1,431,876
Increase/(reduction) of cash and cash equivalents	**97,601**	**(207,338)**

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: May 15, 2017

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.